EXHIBIT (a)(5)(A)	News Release Announcing Tender Offers

BRIGHTFLIXX FINANCE (LUXEMBOURG) S.A. COMMENCES CASH TENDER OFFER FOR ALL OUTSTANDING SHARES OF CAVITATION TECHNOLOGIES, INC. AND CONCURRENT TENDER OFFER FOR ALL OUTSTANDING SHARES OF ALCHEMY BEVERAGES INC.

LUXEMBOURG OCTOBER 20, 2026. BrightFlixx Finance (Luxembourg) S.A., a Luxembourg public limited company (société anonyme) (“Purchaser”), today announced that it has commenced two cash tender offers that will be conducted concurrently. Under the first tender offer, Purchaser is offering to purchase all of the outstanding shares of common stock (“CVAT Shares”) of Cavitation Technologies, Inc., a Nevada corporation (“Company”). Under the second tender offer, Purchaser is offering to purchase all of the outstanding shares of common stock (“ABI Shares”) of Alchemy Beverages Inc., a private Delaware corporation affiliated with the Company (“Alchemy”).

CAVITATION TECHNOLOGIES, INC. - THE OFFER

Final Offer Price and Record Date

Under the tender offer for CVAT Shares (“CVAT Offer”), the final offer price per share (“Final Offer Price”) will equal (a) a net aggregate purchase price of $35,000,000, less the outstanding liabilities of Company on the Record Date, divided by (b) the total number of CVAT Shares outstanding on the Record Date. The Record Date for determining the Final Offer Price is December 24, 2026.

Based on recent information reported by Company to us - which shows outstanding liabilities of $738,000 and 332,820,459 CVAT Shares outstanding as of October 16, 2026 - an (undiluted) initial estimated price would be approximately $0.105 per share. The Final Offer Price will be calculated using the actual number of outstanding CVAT Shares and outstanding liabilities of Company existing at the close of the Record Date.

Key Timelines and Extensions

Offer Commencement Date: October 20, 2026.

Record Date: The Record Date is December 24, 2026 (a date that is 45 business days after the commencement date of the CVAT Offer).

Offer Extension: The initial period of the CVAT Offer consists of 65 business days from and after the commencement of the Offer and will expire at 11:59 p.m., Pacific Time or Pacific Daylight Time, as applicable, on January 26, 2027 (the “Expiration Time”). Once the Final Offer Price for CVAT Shares is announced following the Record Date, the Expiration Time will be extended as necessary to ensure that shareholders are given at least 30 business days to review the Final Offer Price and decide whether to tender their CVAT Shares.

1

Key Conditions to the Offer

The CVAT Offer is subject to the satisfaction or waiver of certain conditions (the “Offer Conditions”) set forth in the Tender Offer Agreement dated October 9, 2026 between Purchaser and Company (the “BF-CVAT Agreement”). The most significant Offer Conditions are:

Minimum Tender. A sufficient number of CVAT Shares must be validly tendered to enable Purchaser to acquire at least 90% of Company’s outstanding common stock;

Concurrent Alchemy Offer. The conditions to Purchaser’s concurrent tender offer for Alchemy Beverages Inc. must be satisfied or waived, and a sufficient number of ABI Shares must be validly tendered to enable Purchaser to acquire (or own) at least 90% of Alchemy’s outstanding common stock. (Cavitation Technologies, Inc. currently owns approximately 13.3% of the outstanding ABI Shares);

Compliance. Company must be in compliance with its representations, warranties, and covenants under the BF-CVAT Agreement except where noncompliance does not have a material adverse effect on Company’s business or financial condition;

No Material Adverse Effect. No material adverse effect may have occurred with respect to Company’s business or financial condition;

Regulatory Approval. The transaction must be reviewed and cleared by the Committee on Foreign Investment in the United States (“CFIUS”), and no regulatory or governmental entity may have taken adverse action to block or prevent Purchaser’s acquisition of tendered CVAT Shares.

Delivery of Shares; Payment Services

Shareholders may tender their CVAT Shares by delivering physical stock certificates or by using book-entry procedures to transfer their Shares to Dynamic Stock Transfer, Inc., the designated depositary and paying agent responsible for receiving CVAT Shares tendered by shareholders, handling tender acceptances, and distributing payment for CVAT Shares accepted and purchased by Purchaser.

2

ALCHEMY BEVERAGES INC. - THE OFFER

Final Offer Price and Record Date

Under the tender offer for ABI Shares (“ABI Offer”), the final offer price per share (“Final Offer Price”) will equal (a) a net aggregate purchase price of $7,000,000, less the outstanding liabilities of Alchemy on the Record Date, divided by (b) the total number of ABI Shares outstanding on the Record Date. The Record Date for determining the Final Offer Price is December 24, 2026.

Based on recent information reported by Alchemy to us - which shows outstanding liabilities of $88,441.81 and 18,798,473 ABI Shares outstanding as of October 16, 2026, the (undiluted) initial estimated price would be approximately $0.368 per share. The Final Offer Price will be calculated using the actual number of outstanding ABI Shares and the outstanding liabilities of Alchemy existing at the close of the Record Date.

Key Timelines and Extensions

Offer Commencement Date: October 20, 2026;

Record Date: The Record Date is December 24, 2026 (a date that is 45 business days after the commencement date of the ABI Offer);

Offer Extension: The initial period of the ABI Offer (a period of 65 business days after the commencement of the Offer) will expire at 11:59 p.m., Pacific Time or Pacific Daylight Time, as applicable, on January 26, 2027 (the “Expiration Time”). Once the Final Offer Price for ABI Shares is announced following the Record Date, the Expiration Time will be extended as necessary to ensure that shareholders are provided at least 30 business days to review the Final Offer Price and decide whether to tender their ABI Shares.

Key Conditions to the ABI Offer

The ABI Offer is subject to the satisfaction or waiver of certain conditions (the “Offer Conditions”) set forth in the Tender Offer Agreement dated October 9, 2026 between Purchaser and Alchemy (the “BF-ABI Agreement”). The most significant Offer Conditions are:

Minimum Tender. A sufficient number of ABI Shares must validly tendered to enable Purchaser to acquire at least 90% of Alchemy’s outstanding common stock;

Concurrent CVAT Offer. The conditions to Purchaser’s concurrent tender offer for Cavitation Technologies, Inc. must be satisfied or waived, and a sufficient number of CVAT Shares must be validly tendered to enable Purchaser to acquire (or own) at least 90% of the outstanding common stock of Cavitation Technologies, Inc.;

Compliance. Alchemy must be in compliance with its representations, warranties, and covenants under the BF-ABI Agreement except where noncompliance does not have a material adverse effect on Alchemy’s business or financial condition;

No Material Adverse Effect. No material adverse effect may have occurred with respect to Alchemy’s business or financial position;

Regulatory Approval. The transaction must be reviewed by the Committee on Foreign Investment in the United States (“CFIUS”), and no regulatory or governmental entity may have taken adverse action to block or prevent Purchaser’s acquisition of tendered ABI Shares.

3

Fairness Opinion

Since Alchemy is a privately held company and the ABI Shares are not listed on any national stock exchange or OTC Market platform, Alchemy will, pursuant to the BF-ABI Agreement, secure a Fairness Opinion from a qualified independent third party for the purpose of providing an opinion as to the current market value of Alchemy and its capital stock. The Fairness Opinion may not be used to reduce the Final Offer Price determined following the Record Date, but may, depending on the value placed on Alchemy, provide a basis for upward adjustments in the Final Market Price under both the ABI Offer and the CVAT Offer.

Delivery and Payment Services

Shareholders may tender their ABI Shares by delivering physical stock certificates or by using book-entry transfer procedures transfer ABI Shares to Dynamic Stock Transfer, Inc., the designated depositary and paying agent responsible for handling tender acceptances and distributing payment for ABI Shares accepted and purchased by Purchaser.

Additional Information

This press release is for informational purposes only. It is neither an offer to purchase nor a solicitation of an offer to sell any shares under either of the tender offers. Instead:

•	the solicitation and offer to buy CVAT Shares are being made only pursuant to the CVAT Offer to Purchase, the CVAT Letter of Transmittal, and related materials filed with the U.S. Securities and Exchange Commission (the “SEC”) on Schedule TO-T; and
•	the solicitation and offer to buy ABI Shares are being made only pursuant to the ABI Offer to Purchase, the ABI Letter of Transmittal and related materials filed with the SEC on the same Schedule TO-T and in the same filing with the SEC.

Purchaser plans, with the assistance of both Company and Alchemy, to disseminate to holders of CVAT Shares and holders of ABI Shares, respectively, copies of the Schedule TO-T and all offer documents related to each of the two tender offers filed with the SEC, including all amendments and supplements thereto.

Shareholders of CVAT and ABI, respectively, are strongly advised to read those materials carefully because they contain important transaction terms and conditions under each tender offer. Copies of these documents may be obtained free of charge from the SEC’s website, from Purchaser or Company, or directly from Dynamic Stock Transfer, Inc., 3347 Cerritos Avenue, Los Alamitos, CA 90720 (Telephone: +1 (213) 667-0197).

4

Forward-Looking Statements

This press release contains forward-looking statements regarding the expected timing, value, and completion of (a) a cash tender offer for all outstanding CVAT Shares, and (b) a concurrent cash tender offer for all outstanding ABI Shares. Actual results may differ materially from those anticipated because of risks and uncertainties, including whether the conditions to each either or each of the offers will be satisfied. Purchaser undertakes no obligation to publicly update any forward-looking statement, whether as a result of new information, future events, or otherwise, except as required by law.

About BrightFlixx Finance (Luxembourg) S.A.

BrightFlixx Finance (Luxembourg) S.A. is a Luxembourg public limited company (société anonyme) that is qualified as a securitization company under the Luxembourg Securitization Law. BrightFlixx is primarily focused on strategic international investments, corporate asset optimization, and specialized securitization solutions for its affiliate and for investor portfolios consisting of high wealth individuals, firms and sovereigns. BrightFlixx was founded and is controlled and managed by Dr. Kassem Lahham, a German citizen that has a broad-based finance and investment based background. Dr. Lahham is fluent in four languages, has several advanced degrees, and is an entrepreneur, a certified German teacher and banking instructor, a guest instructor in finance at two universities located in Kuwait. Dr. Lahham, through BrightFlixx and its affiliates, is currently engaged in developing and completing corporate equity and debt transactions that form the basis of securitization compartments or assets for its affiliates and for portfolio clients.

Investor and Media Contact

BrightFlixx Finance (Luxembourg) S.A.

Shareholder information website:

https://brightflixx.capital/

5